GAM Funds, Inc.
Transactions Effected Pursuant to Rule 10f-3
Quarter Ended: March 31, 2002

Name of Fund:	GAMerica Capital Fund
Name of Security:	Alcon Inc.

Registration under Securities Act of 1933 [10f-3(a)(1)(i)], eligible foreign offering or eligible 144A?	YES
Time of Acquisition
- Date First Offered	2/22/02
- Date of Fund's subscription	3/20/02
- Date of IPO	3/25/02
Reasonableness of Spread
- Offering Price Per Unit	$33.00
- Amount of Spread: Gross Spread	1.270%
Selling Concession	0.762%
- Spread
Issuer in Continuous Operation at Least Three Years? [10f-3(c)]	Yes
Amount Purchased by Fund
- Total Units Offered	69,750,000
- Purchase Price per Unit	$33.00
- Total Units Purchased	7,208
- Total Purchase Price	$237,864.00
- Percentage of Offering Purchased	Less than 1%
- Any Shares Purchased by Other Funds in family?	No
From Whom Purchased
- Selling Dealer(s)	Credit Suisse First Boston
- Affiliate of the Fund	UBS